SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-184459

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Petrogress, Inc.
Former name if applicable
Address of principal executive office	1013 Centre Road, Suite 403-A
City, state and zip code	Wilmington, DE 19805

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Petrogress, Inc. (the "Company") is unable to file its Form 10-Q for the period ended September 30, 2016 (the “Quarterly Report”) within the prescribed time period without unreasonable effort and expense because of the circumstances described below.

As reported in Item 4.01 on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2016, as amended by Amendment No. 1 on Form 8-K/A, filed on September 30, 2016 (the “Current Report”), the Board of Directors of the Company (the “Board”), in consultation with management, approved the dismissal of the Company’s then-current independent public accountant (the “Former Accountant”) subsequently upon finding that the Former Accountant had not been registered with the Public Company Accounting Oversight Board (the “PCAOB”).

Consequently and as reported in Item 4.02 of the Current Report, the Company concluded that its unaudited interim financial statements as of and for the periods ended March 31, 2016 and June, 2016, respectively, should no longer be relied upon. In addition, the Company concluded that financials statements of the acquired company in connection with a reverse merger, specifically audited consolidated financial statement information as of and for the years ended December 31, 2015 and 2014, together with the reports of the Former Accountant, and the resulting unaudited pro forma condensed combined financial statements of the Company as of and for the year ended December 31, 2015 filed on Form 8-K/A with the Commission on May 13, should also not be relied upon for the same reasons (all such financial statements together, the “Reported Financial Statements”).

Accordingly, the Board engaged a new independent registered public accounting firm on October 31, 2016 to restate the Reported Financial Statements as soon as practicable in order to proceed with the filing of the Quarterly Report.

In light of the nature and complexity of this ongoing process, while the Company anticipates that it will restate the Reported Financial Statements, the Company has not yet made any definitive conclusions regarding the nature, scope and specific financial impacts of such restatements, and cannot at this time provide an estimate of extent or effect of such restatements. Until the restatements of the Reported Financial Statements are finished, the Company is not able to complete and file the financial statements to be included in its Quarterly Report by either its due date of November 15, 2016 or the extended deadline of November 20, 2016.

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As a result of the foregoing, the Company cannot currently provide an estimate when the filing of the Quarterly Report or any announcements regarding required restatements of the Reported Financial Statements will be made.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Christos Traios	(302)	428-1222
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended June 30, 2016

Quarterly Report on Form 10-Q for the quarter ended March 31, 2016

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Petrogress, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 15, 2016	/s/ Christos Traios
By: Christos Traios
Title: Chief Executive Officer

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